SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[June 7, 2004]

Metso Corporation

(Translation of registrant’s name into English) Fabianinkatu 9 A, PO Box 1220 FIN-00101 Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-______

SIGNATURES

Date June 7, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo Executive Vice President and CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation

THYSSENKRUPP AUTOMOTIVE WILL DIVEST THE SHARES OF METSO’S VALMET AUTOMOTIVE

(Helsinki, Finland, June 7, 2004) — ThyssenKrupp Automotive AG has informed Metso Corporation (NYSE: MX; HEX: MEO) that it will not acquire the shares of Valmet Automotive, but will also give up its 10 percent minority shareholding in the car manufacturer. The parties have agreed that Metso, in accordance with the original agreement, will reacquire ThyssenKrupp’s shares in Valmet Automotive in a point of time to be decided later. According to the reacquisition conditions of the minority ownership, Metso will reverse EUR 5 million of the originally booked approximately EUR 10 million gain from the 2001 sale of the 10 percent stake during the second quarter 2004.

Valmet Automotive will continue as an independent supplier of car industry contract manufacturing in cooperation with European partners in the field. It will cooperate also in the future with ThyssenKrupp Automotive, which is an important systems supplier for car industry.

Valmet Automotive, a part of Metso Corporation, is specialized in the contract manufacturing and development of demanding specialty cars. Valmet Automotive will continue its work to search for manufacturing agreements for new car models. According to its strategy, Metso will continue to try to find cooperation or partnership arrangements for Valmet Automotive.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The Corporation's core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2003, the net sales of Metso Corporation were EUR 4.3 billion. Metso has approximately 26,000 employees in 50 countries. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For further information please contact:
Olli Vaartimo, Executive Vice President, Metso Corporation, tel. +358 204 84 3010 Eeva Mäkelä, Manager, Investor Relations, Metso Corporation, tel. +358 204 84 3253

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850.

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding expectations for general economic development and the market situation, expectations for customer industry profitability and investment willingness, expectations for company growth, development and profitability and the realization of synergy benefits and cost savings, and statements preceded by "expects", "estimates", "forecasts" or similar expressions, are forward-looking statements. These statements are based on current decisions and plans and currently known factors. They involve risks and uncertainties which may cause the actual results to materially differ from the results currently expected by the company.

Such factors include, but are not limited to:
(1) general economic conditions, including fluctuations in exchange rates and interest levels which influence the operating environment and profitability of customers and thereby the orders received by the company and their margins, (2) the competitive situation, especially significant technological solutions developed by competitors (3) the company's own operating conditions, such as the success of production, product development and project management and their continuous development and improvement, (4) the success of pending and future acquisitions and restructuring.